UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: August 9, 2012

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated August 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 9, 2012	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS SECOND QUARTER RESULTS

Highlights

•	Second quarter 2012 total cash flow from vessel operations of $208.4 million, up 26 percent from the same period of the prior year.

•

Second quarter 2012 adjusted net loss attributable to stockholders of Teekay of $17.0 million, or $0.25 per share (excluding specific items which increased GAAP net loss by $30.2 million, or $0.43 per share).

•	In June 2012, completed sale of 13 of Teekay Corporation’s 17 remaining directly-owned conventional tankers to Teekay Tankers for $454.2 million.

•	Offered to sell the Voyageur Spirit FPSO unit to Teekay Offshore.

•

Total consolidated liquidity of approximately $1.7 billion as at June 30, 2012, pro forma for July 2012 Teekay Offshore equity private placement and drawdown on new Knarr FPSO construction loan facility.

Hamilton, Bermuda, August 9, 2012—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $17.0 million, or $0.25 per share, for the quarter ended June 30, 2012, compared to adjusted net loss attributable to the stockholders of Teekay of $36.3 million, or $0.51 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $30.2 million (or $0.43 per share) for the three months ended June 30, 2012 and increasing GAAP net loss by $60.2 million (or $0.85 per share) for the three months ended June 30, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $47.3 million, or $0.68 per share, for the quarter ended June 30, 2012, compared to net loss attributable to the stockholders of Teekay of $96.5 million, or $1.36 per share, for the same period of the prior year. Net revenues(2) for the second quarter of 2012 were $442.7 million, compared to $433.0 million for the same period of the prior year.

For the six months ended June 30, 2012, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $37.8 million, or $0.55 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $64.1 million, or $0.90 per share, for the six months ended June 30, 2011. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $8.4 million (or $0.12 per share) for the six months ended June 30, 2012 and increasing GAAP net loss by $62.0 million (or $0.87 per share) for the six months ended June 30, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, a net loss attributable to the stockholders of Teekay of $46.2 million, or $0.67 per share, for the six months ended June 30, 2012, compared to a net loss attributable to the stockholders of Teekay of $126.1 million, or $1.77 per share, for the six months ended June 30, 2011. Net revenues(2) for the six months ended June 30, 2012 were $899.7 million, compared to $875.9 million for the same period of the prior year.

On July 6, 2012, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended June 30, 2012. The cash dividend was paid on July 27, 2012, to all shareholders of record on July 17, 2012.

(1)	Adjusted net (loss) income attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“With the announcement of many significant transactions in our core businesses during 2011, one of our main areas of focus in 2012 has been the efficient execution of our existing project development portfolio,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Later this month, the Voyageur Spirit FPSO upgrade is expected to be completed and will sail away from the shipyard in time for the expected oil field start-up during the fourth quarter. The Cidade de Itajai FPSO conversion is also now largely complete and expected to sail for Brazil in August in preparation for its charter with Petrobras, which is expected to commence in late-2012. In May of this year, steel cutting began on the first two of four newbuilding Suezmax class shuttle tankers that Teekay Offshore will directly acquire for its contract with BG in the Brazil offshore market commencing in mid- to late-2013. And lastly, construction on our largest project to date, the $1 billion Knarr FPSO newbuilding, is proceeding on schedule and first-oil on the Knarr field in the North Sea is expected in the first quarter of 2014.”

“Operationally, we have been focused on integrating our recent asset acquisitions and various initiatives aimed at enhancing the profitability of our existing assets,” Mr. Evensen continued. “During the next few weeks, Teekay will take over technical management of the final of the six Maersk LNG carriers that the Teekay LNG-Marubeni joint venture acquired earlier this year. During the second quarter, Teekay LNG took advantage of the strong fundamentals in the LNG shipping market to secure a new three-year charter for the Magellan Spirit LNG carrier, which will commence immediately after the expiration of the current charter in September 2013. With the completion of the sale of the majority of our owned conventional crude and product tanker assets to Teekay Tankers in June, Teekay Parent’s exposure to the conventional tanker market is now mostly indirect through its equity ownership in a significantly larger Teekay Tankers. Our remaining in-chartered conventional fleet continues to reduce rapidly with eight vessels, or over one-third of the Teekay Parent in-charter fleet, redelivered in the first half of 2012 and two more vessels scheduled to be redelivered in the second half of the year. We have also made significant progress on our previously announced ship management joint venture with Anglo-Eastern, which we expect will result in cost savings commencing in the fourth quarter of this year.”

“The pace of tendering activity in the gas and offshore sectors continues to be strong,” Mr. Evensen added. “With the completion of our most recent LNG carrier newbuildings in the first quarter, our gas business development team has been actively bidding on both on-the-water and newbuilding LNG investment opportunities. In our offshore business, we are actively assessing various long-term projects which if acquired, will not begin construction until our current projects have been delivered and are generating cash flow.”

“Our current focus on project execution is aligned with our objectives of enhancing Teekay’s net asset value and profitability,” Mr. Evensen concluded. “The acquisition and delivery of gas and offshore assets by our publicly traded master limited partnerships provides growing cash flows to Teekay Parent from its GP and LP ownership interests in Teekay LNG and Teekay Offshore, while dropdowns have the added benefit of deleveraging the Teekay Parent balance sheet and thereby creating future financial flexibility. This includes our recent offer to sell the Voyageur Spirit FPSO to Teekay Offshore Partners upon commencement of its charter contract in the North Sea during the fourth quarter of 2012.”

- more -

Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended June 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	213,351	96,112	50,933	131,303	(48,964)	442,735
Vessel operating expense	70,080	20,104	20,922	61,250	—	172,356
Time-charter hire expense	12,969	—	644	68,059	(50,181)	31,491
Depreciation and amortization	50,003	24,673	18,047	22,345	—	115,068
CFVO—Consolidated(1)(2)(3)	109,812	70,999	15,448	(24,445)	—	171,814
CFVO—Equity Investments(4)	—	38,035	—	(1,441)	—	36,594
CFVO—Total	109,812	109,034	15,448	(25,886)	—	208,408

	Three Months Ended June 30, 2011
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	201,573	91,562	56,646	138,689	(55,437)	433,033
Vessel operating expense	75,197	23,388	21,336	54,796	—	174,717
Time-charter hire expense	18,182	—	—	90,669	(55,437)	53,414
Depreciation and amortization	46,163	22,171	18,782	18,120	—	105,236
CFVO—Consolidated(1)(2)(3)	95,171	63,130	17,895	(27,425)	—	148,771
CFVO—Equity Investments(4)	—	14,483	—	1,622	—	16,105
CFVO—Total	95,171	77,613	17,895	(25,803)	—	164,876

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix B or Appendix C of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2012 and 2011, Teekay Parent received daughter company dividends and distributions totaling $39.2 million and $35.9 million, respectively. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please refer to Appendix B or Appendix C of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 40 shuttle tankers (including four chartered-in vessels and four newbuildings under construction), three floating, production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 30.9 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

Cash flow from vessel operations from Teekay Offshore increased to $109.8 million in the second quarter of 2012, from $95.2 million in the same period of the prior year. This increase was primarily due to a full quarter contribution from the Piranema Spirit FPSO unit acquired on November 30, 2011, the Scott Spirit and Peary Spirit shuttle tanker newbuildings acquired subsequent to June 30, 2011, and decreases in time-charter hire expense, vessel operating costs and restructuring charges in the shuttle tanker fleet. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011 and fewer short-term chartered-in days. Vessel operating costs decreased due to the cold lay-up of the Basker Spirit shuttle tanker commencing in the third quarter of 2011 and other operating cost savings initiatives. A decrease in vessel operating expenses from the Rio das Ostras FPSO due to higher maintenance costs incurred while the unit was undergoing upgrades during the first half of 2011 further contributed to the increase in cash flow from vessel operations.

In July 2012, Teekay Offshore sold 1.7 million common units in a private placement for net proceeds of $45.9 million (including the general partners’ contribution), which will be used to partially finance the shipyard installments relating to four newbuilding shuttle tankers being constructed by Samsung Heavy Industries, for a total delivered cost of approximately $470 million. Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under 10-year time-charter contracts, which include certain contract extension and vessel purchase options, with a subsidiary of BG Group plc to provide shuttle tanker services in Brazil.

In June 2012, Teekay Parent offered to sell to Teekay Offshore the Voyageur Spirit FPSO unit upon commencement of its new time-charter contract in the fourth quarter of 2012. The offer is currently being reviewed by the Conflicts Committee of Teekay Offshore’s Board of Directors. In addition, in June 2012, Talisman Energy, the current charterer of the Teekay Offshore-owned FPSO unit, the Petrojarl Varg, elected to exercise the first of three three-year extension options on the contract, extending the firm charter period until June 30, 2016.

Also in June 2012, Teekay Offshore sold a 1997-built conventional Aframax tanker to a third party buyer for net proceeds of $8.7 million. As a result of the early termination of the associated time-charter to Teekay Parent, Teekay Offshore received a termination fee of $14.7 million from Teekay Parent.

For the second quarter of 2012, Teekay Offshore’s quarterly distribution was $0.5125 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $14.3 million for the second quarter of 2012, as detailed in Appendix D to this release.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 27 LNG carriers, five LPG carriers and 11 conventional tankers, in which Teekay LNG’s interests range from 33 to 100 percent. Teekay Parent currently owns a 40.1 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

Including cash flows from equity accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $109.0 million in the second quarter of 2012, from $77.6 million in the same period of the prior year. This increase primarily resulted from the acquisition of a 52 percent interest in six LNG carriers from A.P. Moller-Maersk in February 2012 (the MALT LNG Carriers), the acquisition of a 33 percent interest in four Angola LNG Carriers from Teekay between August 2011 and January 2012, the acquisition of newbuilding Multigas/LPG carriers in June, September and October 2011, and reduced vessel operating expenses in 2012 primarily due to timing of services and maintenance in relation to scheduled drydockings.

In early May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in May 2017. The aggregate principal amount of the bonds is equivalent to approximately USD 125 million and all interest and principal payments were swapped into USD. The proceeds from the bond issuance have been used to reduce amounts outstanding under Teekay LNG’s revolving credit facilities and for general partnership purposes. Teekay LNG is applying to list the bonds on the Oslo Stock Exchange.

- more -

For the second quarter of 2012, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $22.5 million for the second quarter of 2012 as detailed in Appendix D to this release.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 12 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three MR product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC) newbuilding scheduled to deliver in April 2013. In addition, Teekay Tankers currently time-charters in one Aframax tanker and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs which yield an annualized fixed-rate return of 10 percent. Of the 29 vessels currently in operation, 15 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent currently owns a 25 percent economic interest in and has voting control of Teekay Tankers.

In the second quarter of 2012, cash flow from vessel operations from Teekay Tankers decreased to $15.4 million from $17.9 million in the same period of the prior year, primarily due to lower average realized tanker rates for its spot Aframax fleet and expiry of certain time-charter contracts, partially offset by higher average realized tanker rates for its spot Suezmax fleet during the second quarter of 2012, compared to the same period of the prior year.

In June 2012, Teekay Tankers completed the acquisition from Teekay Parent of 13 double-hull conventional oil and product tankers, along with related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of $454.2 million. Upon closing of the transaction in late June 2012, Teekay received as partial consideration $25 million of new Teekay Tankers Class A shares issued at a price of $5.60 per share. As a result, Teekay Parent’s economic ownership interest in Teekay Corporation, including 100 percent of Teekay Tankers’ Class B common stock, increased from approximately 20 percent currently to approximately 25 percent upon closing of the transaction and Teekay’s voting control of Teekay Tankers increased from approximately 51 percent to approximately 53 percent.

On August 8, 2012, Teekay Tankers declared a second quarter 2012 dividend of $0.11 per share which will be paid August 27, 2012 to all shareholders of record on August 20, 2012. As a result, based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $2.3 million for the second quarter of 2012.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, which, as at August 1, 2012, included four conventional Suezmax tankers and four FPSO units. In addition, Teekay Parent currently has one newbuilding FPSO unit under construction, owns a 50 percent interest in an FPSO unit currently under conversion, and has agreed to acquire one FPSO unit later in 2012 upon completion of capital upgrades and commencement of its time-charter contract. As at August 1, 2012, Teekay Parent also had 13 chartered-in conventional tankers (including five vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by Teekay Offshore.

For the second quarter of 2012, Teekay Parent’s negative cash flow from vessel operations was $25.9 million, compared to negative cash flow from vessel operations of $25.8 million in the same period of the prior year. The slight increase in negative cash flow is primarily due to a $14.7 million termination fee paid for the termination of the Hamane Spirit time-charter in contract with Teekay Offshore in the second quarter of 2012 and higher vessel operating expenses in Teekay Parent’s equity accounted investments compared to the same period in the prior year, offset by the acquisition of the Hummingbird Spirit FPSO unit on November 30, 2011 and lower time-charter hire expense due to redeliveries of time-chartered in vessels during the past year.

In June 2012, Teekay Parent sold to Teekay Tankers 13 of its 17 remaining directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, as discussed under the Teekay Tankers section above.

- more -

Fleet List

The following table summarizes Teekay’s consolidated fleet of 149 vessels as at August 1, 2012, including chartered-in vessels and vessels under construction/conversion but excluding vessels managed for third parties:

	Number of Vessels (1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	6	—	6
Suezmax Tankers	4	1	—	5
MR Product Tankers	—	1	—	1
FPSO Units (5)	4	—	3	7

Total Teekay Parent Fleet	8	8	3	19

Teekay Offshore Fleet	49	4	4	57

Teekay LNG Fleet	43	—		43

Teekay Tankers Fleet	28	1	1	30

Total Teekay Consolidated Fleet	128	13	8	149

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers chartered-in from Teekay Offshore.
(4)	Excludes five vessels chartered-in from Teekay Offshore.
(5)	Includes one FPSO unit that for accounting purposes is a variable interest entity (VIE) whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE even though the Company will not acquire the FPSO unit until later in 2012.

- more -

Liquidity and Capital Expenditures

As at June 30, 2012, Teekay had consolidated liquidity of $1.5 billion (consisting of $665.7 million cash and cash equivalents and $838.5 million of undrawn revolving credit facilities) of which $387.8 million of liquidity (consisting of $352.8 million cash and cash equivalents and $35.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Pro Forma for $45 million of proceeds from the July 2012 Teekay Offshore equity private placement and approximately $168 million of drawings on the Knarr FPSO construction loan facility, Teekay had total consolidated liquidity of $1.7 billion, of which $555.4 million was attributable to Teekay Parent.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions, newbuildings and conversions and related total financing completed as at June 30, 2012:

					Amount Financed
(in millions)	2012	2013	2014	Total	to Date
Teekay Offshore (1)	$56	$323	—	$379	—
Teekay LNG	—	—	—	—	—
Teekay Tankers (2)	$20	$17	—	$37	$34
Teekay Parent (3)	$577	$389	$13	$979	$555

Total Teekay Corporation Consolidated	$653	$729	$13	$1,395	$589

(1)	Includes capital expenditures related to four newbuilding shuttle tankers.
(2)	Includes remaining capital expenditures related to Teekay Tankers’ 50 percent interest in the Wah Kwong VLCC Newbuilding.
(3)	Includes remaining capital expenditures related to the Knarr FPSO newbuilding, capital cost to upgrade and acquire the Voyageur Spirit FPSO unit and Teekay Parent’s 50 percent interest in the Cidade de Itajai FPSO unit.

As indicated above, the Company had total capital expenditure commitments pertaining to its portion of acquisitions, newbuildings and conversions of approximately $1.4 billion remaining as at June 30, 2012. The Company’s current pre-arranged financing of approximately $589 million mostly relates to its remaining 2012 capital expenditure commitments. The Company is in the process of obtaining additional debt financing to fund its remaining capital expenditure commitments relating to the four shuttle tanker newbuildings and the Knarr FPSO newbuilding, which are scheduled to deliver in mid- to late-2013.

Conference Call

The Company plans to host a conference call on August 9, 2012 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2012. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 4705713.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 16, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4705713.

- more -

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 150 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekay.com

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)	481,911	495,564	484,922	977,475	972,946

OPERATING EXPENSES
Voyage expenses (1)	39,176	38,637	51,889	77,813	97,015
Vessel operating expenses (1)(2)	172,356	167,201	174,717	339,557	336,294
Time-charter hire expense	31,491	43,979	53,414	75,470	116,445
Depreciation and amortization	115,068	114,614	105,236	229,682	210,274
General and administrative (1)(2)	50,777	53,373	51,273	104,150	121,491
Loss (gain) on sale of vessels and equipment / asset impairments	3,269	(197)	5,812	3,072	9,405
Restructuring charges	1,525	—	458	1,525	5,419
	413,662	417,607	442,799	831,269	896,343
Income from vessel operations	68,249	77,957	42,123	146,206	76,603
OTHER ITEMS
Interest expense (1)	(42,707)	(42,300)	(33,516)	(85,007)	(66,310)
Interest income (1)	1,645	2,046	2,457	3,691	4,922
Realized and unrealized (loss) gain on derivative instruments (1)	(94,598)	4,815	(102,140)	(89,783)	(78,883)
Income tax recovery (expense)	1,849	3,568	(2,022)	5,417	(2,833)
Equity income (loss)(3)	5,291	17,644	(6,053)	22,935	341
Foreign exchange gain (loss)	17,835	(15,824)	(7,157)	2,011	(27,497)
Other income – net	89	2,343	958	2,432	1,052
Net (loss) income	(42,347)	50,249	(105,350)	7,902	(92,605)
Less: Net (income) loss attributable to non-controlling interests	(4,927)	(49,183)	8,898	(54,110)	(33,504)
Net (loss) income attributable to stockholders of Teekay Corporation	(47,274)	1,066	(96,452)	(46,208)	(126,109)
(Loss) earnings per common share of Teekay
— Basic	($0.68)	$0.02	($1.36)	($0.67)	($1.77)
— Diluted	($0.68)	$0.02	($1.36)	($0.67)	($1.77)
Weighted-average number of common shares outstanding
— Basic	69,231,419	68,855,860	70,935,484	69,043,639	71,438,446
— Diluted	69,231,419	70,146,586	70,935,484	69,043,639	71,438,446

(1)	Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

- more -

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized (losses) gains relating to:
Interest rate swaps	(29,669)	(30,416)	(32,692)	(60,085)	(66,689)
Interest rate swap resets and terminations	—	—	—	—	(92,672)
Foreign currency forward contracts
Vessel operating expenses	243	1,237	3,337	1,480	4,553
General and administrative expenses	(96)	—	221	(96)	330
Bunkers, FFAs and other	—	11,452	(7)	11,452	42

	(29,522)	(17,727)	(29,141)	(47,249)	(154,436)

Unrealized (losses) gains relating to:
Interest rate swaps	(58,425)	17,135	(73,331)	(41,290)	68,527
Foreign currency forward contracts	(6,651)	8,792	540	2,141	7,248
Bunkers, FFAs and other	—	(3,385)	(208)	(3,385)	(222)

	(65,076)	22,542	(72,999)	(42,534)	75,553

Total realized and unrealized (losses) gains on non-designated derivative instruments	(94,598)	4,815	(102,140)	(89,783)	(78,883)

(2)	The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of (Loss) Income, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Vessel operating expenses	—	—	(171)	—	(350)
General and administrative	(306)	(18)	121	(324)	216

(3)	Equity income excluding the Company’s proportionate share of unrealized gains (losses) on derivative instruments are as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Equity income (loss)	5,291	17,644	(6,053)	22,935	341
Proportionate share of unrealized losses (gains) on derivative instruments	10,428	(6,920)	12,396	3,508	8,212

Equity income excluding unrealized gains (losses) on derivative instruments	15,719	10,724	6,343	26,443	8,553

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	665,737	712,288	692,127
Other current assets	557,506	507,070	495,357
Restricted cash – current	4,659	104,688	4,370
Restricted cash – long-term	526,705	526,901	495,784
Vessels held for sale	14,961	19,000	19,000
Vessels and equipment	7,197,259	7,279,189	7,360,454
Advances on newbuilding contracts/conversions	444,173	316,176	507,908
Derivative assets	167,701	147,565	165,269
Investment in equity accounted investees	436,486	424,269	252,637
Investment in direct financing leases	447,746	453,478	459,908
Investment in term loans	187,347	187,091	186,844
Other assets	209,774	191,898	184,438
Intangible assets	128,682	132,494	136,742
Goodwill	166,539	166,539	166,539

Total Assets	11,155,275	11,168,646	11,127,377

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	382,128	382,469	487,651
Current portion of long-term debt	798,828	587,216	448,626
Long-term debt	5,227,640	5,443,497	5,422,345
Long-term debt—variable interest entity(1)	230,450	220,450	220,450
Derivative liabilities	728,944	620,403	686,879
In process revenue contracts	272,733	290,863	308,639
Other long-term liabilities	219,493	220,376	220,986
Redeemable non-controlling interest	36,356	37,805	38,307
Equity:
Non-controlling interests	1,919,410	1,967,272	1,863,798
Stockholders of Teekay	1,339,293	1,398,295	1,429,696

Total Liabilities and Equity	11,155,275	11,168,646	11,127,377

(1)	For accounting purposes, the Voyageur Spirit is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company will not acquire the Voyageur Spirit FPSO unit until later in 2012.

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	139,484	7,199

FINANCING ACTIVITIES
Net proceeds from long-term debt	816,296	547,253
Scheduled repayments of long-term debt	(159,293)	(123,450)
Prepayments of long-term debt	(487,548)	(341,783)
Increase in restricted cash	(31,641)	(4,353)
Repurchase of common stock	—	(83,660)
Net proceeds from the public offering of Teekay LNG	—	158,326
Net proceeds from public offerings of Teekay Tankers	65,854	107,234
Cash dividends paid	(44,956)	(46,472)
Distribution paid from subsidiaries to non-controlling interests	(121,109)	(101,284)
Other	3,494	17,330

Net financing cash flow	41,097	129,141

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(205,186)	(358,607)
Proceeds from sale of vessels and equipment	205,096	5,055
Investment in term loans	—	(70,404)
Proceeds from sale of marketable securities	1,063	—
Loan to joint ventures and equity accounted investees	(58,916)	(1,881)
Investment in joint ventures	(155,228)	(6,544)
Other	6,200	13,842

Net investing cash flow	(206,971)	(418,539)

Decrease in cash and cash equivalents	(26,390)	(282,199)
Cash and cash equivalents, beginning of the period	692,127	779,748

Cash and cash equivalents, end of the period	665,737	497,549

- more -

TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended June 30, 2012		Six Months Ended June 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net (loss) income – GAAP basis	(42,347)		7,902
Adjust for: Net income attributable to non-controlling interests	(4,927)		(54,110)

Net loss attributable to stockholders of Teekay	(47,274)	(0.68)	(46,208)	(0.67)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments(2)	75,811	1.09	46,367	0.67
Foreign currency exchange gains(3)	(18,567)	(0.27)	(3,736)	(0.05)
Loss on sale of assets / asset impairments	3,269	0.05	3,072	0.04
Non-recurring adjustment to tax accruals	(2,700)	(0.04)	(8,006)	(0.12)
Restructuring charges(4)	1,525	0.02	1,525	0.02
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.16)
Other(5)	1,308	0.02	(490)	(0.01)
Non-controlling interests’ share of items above	(30,404)	(0.44)	(18,906)	(0.27)

Total adjustments	30,242	0.43	8,374	0.12

Adjusted net loss attributable to stockholders of Teekay	(17,032)	(0.25)	(37,834)	(0.55)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains (losses) on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges relate to reorganization of the Company’s marine operations.
(5)	Other includes transaction and start-up related costs associated with the sale of 13 conventional tankers from Teekay Parent to Teekay Tankers and the acquisition of the MALT LNG Carriers and gain on sale of other assets.

- more -

TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended June 30, 2011		Six Months Ended June 30, 2011
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net loss – GAAP basis	(105,350)		(92,605)
Adjust for: Net loss (income) attributable to non-controlling interests	8,898		(33,504)

Net loss attributable to stockholders of Teekay	(96,452)	(1.36)	(126,109)	(1.77)
Add (subtract) specific items affecting net loss:
Unrealized losses (gains) from derivative instruments (2)	85,445	1.21	(67,207)	(0.94)
Foreign currency exchange loss (3)	7,935	0.11	28,942	0.41
Deferred income tax expense on unrealized foreign exchange gains	3,576	0.05	10,095	0.14
Restructuring charges(4)	458	0.01	5,419	0.08
Asset impairments/net loss on vessel sales	5,812	0.08	9,405	0.13
Adjustments to pension accruals and stock-based compensation(5)	—	—	18,102	0.25
Upfront payments related to interest rate swap resets	—	—	92,672	1.30
Other—net(6)	(2,598)	(0.04)	(6,232)	(0.09)
Non-controlling interests’ share of items above	(40,431)	(0.57)	(29,215)	(0.41)

Total adjustments	60,197	0.85	61,981	0.87

Adjusted net loss attributable to stockholders of Teekay	(36,255)	(0.51)	(64,128)	(0.90)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.
(5)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.
(6)	Relates to non-recurring adjustments to tax accruals.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT JUNE 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
ASSETS
Cash and cash equivalents	179,462	114,916	18,554	352,805	—	665,737
Other current assets	135,266	15,783	22,551	383,906	—	557,506
Restricted cash (current & non-current)	—	526,705	—	4,659	—	531,364
Vessels held for sale	14,961	—	—	—	—	14,961
Vessels and equipment	2,446,287	1,980,370	1,275,672	1,494,930	—	7,197,259
Advances on newbuilding contracts	69,163	—	—	375,010	—	444,173
Derivative assets	4,457	162,472	—	772	—	167,701
Investment in equity accounted investees	—	374,320	3,148	66,018	(7,000)	436,486
Investment in direct financing leases	41,177	406,549	—	20	—	447,746
Investment in term loans	—	—	117,347	70,000	—	187,347
Other assets	30,369	39,387	13,742	126,276	—	209,774
Advances to affiliates	7,848	24,362	20,702	(52,912)	—	—
Equity investment in subsidiaries	—	—	—	495,728	(495,728)	—
Intangibles and goodwill	145,698	145,482	—	4,041	—	295,221

TOTAL ASSETS	3,074,688	3,790,346	1,471,716	3,321,253	(502,728)	11,155,275

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	91,606	53,131	16,558	220,833	—	382,128
Advances from affiliates	45,820	27,288	10,070	(83,178)	—	—
Current portion of long-term debt	261,272	255,748	25,246	256,562	—	798,828
Long-term debt	1,734,169	1,920,250	700,853	872,368	—	5,227,640
Long-term debt—variable interest entity	—	—	—	230,450	—	230,450
Derivative liabilities	310,088	326,347	35,470	57,039	—	728,944
In-process revenue contracts	120,463	—	—	152,270	—	272,733
Other long-term liabilities	26,739	106,231	4,009	82,514	—	219,493
Redeemable non-controlling interest	36,356	—	—	—	—	36,356
Equity:
Non-controlling interests (1)	40,384	29,712	—	193,102	1,656,212	1,919,410
Equity attributable to stockholders/unitholders of publicly-listed entities	407,791	1,071,639	679,510	1,339,293	(2,158,940)	1,339,293

TOTAL LIABILITIES AND EQUITY	3,074,688	3,790,346	1,471,716	3,321,253	(502,728)	11,155,275

NET DEBT (2)	1,815,979	1,534,377	707,545	1,001,916	—	5,059,817

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED JUNE 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	251,151	96,354	51,040	132,870	(49,504)	481,911

Voyage expenses	37,800	242	107	1,567	(540)	39,176
Vessel operating expenses	70,080	20,104	20,922	61,250	—	172,356
Time-charter hire expense	12,969	—	644	68,059	(50,181)	31,491
Depreciation and amortization	50,003	24,673	18,047	22,345	—	115,068
General and administrative	18,689	6,506	4,402	19,963	1,217	50,777
Loss on sale of vessels and equipment	3,269	—	—	—	—	3,269
Restructuring charges	—	—	—	1,525	—	1,525

Total operating expenses	192,810	51,525	44,122	174,709	(49,504)	413,662

Income (loss) from vessel operations	58,341	44,829	6,918	(41,839)	—	68,249

Net interest expense	(12,368)	(12,785)	(6,643)	(9,266)	—	(41,062)
Realized and unrealized (loss) gain on derivative instruments	(60,317)	(18,145)	(3,895)	(12,241)	—	(94,598)
Income tax recovery (expense)	1,946	(133)	—	36	—	1,849
Equity income (loss)	—	11,086	—	(5,795)	—	5,291
Equity in earnings of subsidiaries (1)	—	—	—	15,771	(15,771)	—
Foreign exchange gain	888	13,927	—	3,020	—	17,835
Other – net	(119)	481	(703)	430	—	89

Net (loss) income	(11,629)	39,260	(4,323)	(49,884)	(15,771)	(42,347)
Less: Net (income) loss attributable to non-controlling interests (2)	(499)	(1,572)	—	2,610	(5,466)	(4,927)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(12,128)	37,688	(4,323)	(47,274)	(21,237)	(47,274)

CFVO—Consolidated (3)(4)	109,812	70,999	15,448	(24,445)	—	171,814
CFVO—Equity Investments(5)	—	38,035	—	(1,441)	—	36,594
CFVO—Total	109,812	109,034	15,448	(25,886)	—	208,408

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $39.2 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent		Consolidation Adjustments	Total
Revenues	495,749	195,570	105,902	267,245		(86,991)	977,475

Voyage expenses	74,281	585	1,429	2,098		(580)	77,813
Vessel operating expenses	141,087	40,635	42,071	115,764		—	339,557
Time-charter hire expense	26,586	—	2,305	134,241		(87,662)	75,470
Depreciation and amortization	99,614	49,306	36,038	44,724		—	229,682
General and administrative	38,825	13,622	7,748	35,738		8,217	104,150
Loss (gain) on sale of vessels and equipment/asset impairments	3,269	—	—	(197)		—	3,072
Restructuring charges	—	—	—	1,525		—	1,525

Total operating expenses	383,662	104,148	89,591	333,893		(80,025)	831,269

Income (loss) from vessel operations	112,087	91,422	16,311	(66,648)		(6,966)	146,206

Net interest expense	(24,932)	(24,651)	(14,194)	(17,539)		—	(81,316)
Realized and unrealized loss on derivative instruments	(44,078)	(34,048)	(4,974)	(6,683)		—	(89,783)
Income tax recovery	461	128	—	4,828		—	5,417
Equity income (loss)	—	28,134	—	(5,199)		—	22,935
Equity in earnings of subsidiaries (1)	—	—	—	38,907		(38,907)	—
Foreign exchange (loss) gain	(1,870)	4,259	—	(378)		—	2,011
Other – net	1,306	695	(979)	1,410		—	2,432

Net income (loss)	42,974	65,939	(3,836)	(51,302)		(45,873)	7,902
Less: Net (income) loss attributable to non-controlling interests(2)	(2,468)	(3,520)	—	5,094		(53,216)	(54,110)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	40,506	62,419	(3,836)	(46,208)		(99,089)	(46,208)

CFVO—Consolidated (3)(4)	211,895	143,666	32,228	(31,009)		(7,000)	349,780
CFVO—Equity Investments (5)	—	64,221	—	(2,066)		—	62,155
CFVO—Total	211,895	207,887	32,228	(33,075	)(4)	(7,000)	411,935

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the six months ended June 30, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $78.5 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

- more -

TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers (1)	FPSOs	Other (2)	Teekay Parent Total
Revenues	7,713	30,330	80,002	14,825	132,870

Voyage expenses	740	924	—	(97)	1,567
Vessel operating expenses	1,963	3,931	54,368	988	61,250
Time-charter hire expense	—	51,753	5,367	10,939	68,059
Depreciation and amortization	2,566	—	19,779	—	22,345
General and administrative	728	1,860	9,464	7,911	19,963
Restructuring charges	—	—	—	1,525	1,525

Total operating expenses	5,997	58,468	88,978	21,266	174,709

Income (loss) from vessel operations	1,716	(28,138)	(8,976)	(6,441)	(41,839)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	1,716	(28,138)	(8,976)	(6,441)	(41,839)
Depreciation and amortization	2,566	—	19,779	—	22,345
Amortization of in process revenue contracts and other	(69)	—	(14,167)	—	(14,236)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	(51)	—	103	—	52
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	(340)	—	56	—	(284)
Dropdown predecessor cash flow(3)	9,517	—	—	—	9,517

CASH FLOW FROM VESSEL OPERATIONS(4)	13,339	(28,138)	(3,205)	(6,441)	(24,445)

(1)	Time-charter hire expense includes one-time $14.7 million charter termination fee paid to Teekay Offshore.
(2)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and interest income received from an investment in term loan.
(3)	Represents cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Tankers. These historical financial results are now included in the historical financial results of Teekay Tankers and therefore excluded from the above income (loss) from vessel operations for Teekay Parent.
(4)	Excludes CFVO from the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

- more -

TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers (1)	FPSOs	Other (2)	Teekay Parent Total
Revenues	15,910	70,713	150,910	29,712	267,245

Voyage expenses	518	1,924	—	(344)	2,098
Vessel operating expenses	4,806	8,865	100,443	1,650	115,764
Time-charter hire expense	—	101,752	10,613	21,876	134,241
Depreciation and amortization	6,070	—	38,654	—	44,724
General and administrative	1,456	4,044	18,928	11,310	35,738
Asset impairments/net (gain) loss on vessel sales	(197)	—	—	—	(197)
Restructuring charges	—	—	—	1,525	1,525

Total operating expenses	12,653	116,585	168,638	36,017	333,893

Income (Loss) from vessel operations	3,257	(45,872)	(17,728)	(6,305)	(66,648)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	3,257	(45,872)	(17,728)	(6,305)	(66,648)
Depreciation and amortization	6,070	—	38,654	—	44,724
Asset impairments/net (gain) loss on vessel sales	(197)	—	—	—	(197)
Amortization of in process revenue contracts and other	(138)	—	(28,782)	—	(28,920)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	(87)	—	177	—	90
Realized gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	(374)	—	161	—	(213)
Dropdown predecessor cash flow(3)	20,155	—	—	—	20,155

CASH FLOW FROM VESSEL OPERATIONS(4)	28,686	(45,872)	(7,518)	(6,305)	(31,009)

(1)	Time-charter hire expense includes one-time $14.7 million charter termination fee paid to Teekay Offshore.
(2)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan and includes one-time $7.0 million success fee payment received from Teekay LNG upon the acquisition of six LNG carriers in February 2012.
(3)	Represents cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Tankers. These historical financial results are now included in the historical financial results of Teekay Tankers and therefore excluded from the above income (loss) from vessel operations for Teekay Parent.
(4)	Excludes CFVO from the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

- more -

TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended June 30, 2012, March 31, 2012, December 31, 2011, September 30, 2011, and June 30, 2011. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2012 to the most directly comparable financial measure under GAAP please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended March 31, 2012, December 31, 2011, September 30, 2011, and June 30, 2011, please see the Company’s website at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	13,339	15,347	18,090	13,690	17,488
In-Chartered Conventional Tankers (2)	(28,138)	(17,734)	(34,957)	(30,966)	(25,684)
FPSOs	(3,205)	(4,313)	35,044	(5,501)	(5,264)
Other	(6,441)	136	(13,073)	(9,959)	(13,966)

Total	(24,445)	(6,564)	5,104	(32,736)	(27,425)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	15,881	15,881	15,881
Teekay Offshore Partners	11,461	11,461	11,181	11,181	11,181
Teekay Tankers Ltd. (5)	2,307	2,578	1,772	2,417	3,384

Total	30,784	31,055	28,834	29,479	30,446
General partner interest
Teekay LNG Partners	5,524	5,524	3,470	3,176	3,176
Teekay Offshore Partners	2,849	2,782	2,488	2,237	2,237

Total	8,373	8,306	5,958	5,413	5,413
Total Teekay Parent cash flow before interest and dry dock expenditures	14,712	32,797	39,896	2,156	8,434
Less:
Net interest expense (6)	(19,269)	(19,504)	(17,280)	(16,920)	(18,012)
Dry dock expenditures	(129)	(124)	(3,659)	(1,811)	(3,040)

TOTAL TEEKAY PARENT FREE CASH FLOW	(4,686)	13,169	18,957	(16,575)	(12,618)

(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Further details for the quarter ended June 30, 2012, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the quarters ended March 31, 2012 and December 31, September 30 and June 30, 2011, please refer to the Company’s website at www.teekay.com.

- more -

(2)	Includes one-time charter termination fee of $14.7 million paid to Teekay Offshore during the three months ended June 30, 2012.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.630	$0.630	$0.630
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$15,881,213	$15,881,213	$15,881,213
Teekay Offshore Partners
Distribution per common unit	$0.5125	$0.5125	$0.500	$0.500	$0.500
Common units owned by Teekay Parent	22,362,814	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$11,460,942	$11,460,942	$11,181,407	$11,181,407	$11,181,407
Teekay Tankers Ltd.
Dividend per share	$0.11	$0.16	$0.11	$0.15	$0.21
Shares owned by Teekay Parent (3)	20,976,530	16,112,244	16,112,244	16,112,244	16,112,244

Total dividend	$2,307,418	$2,577,959	$1,772,347	$2,416,837	$3,383,571

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense includes realized gains and losses on interest rate swaps. For the three months ended June 30, 2012, net interest expense includes $6.3 million related to 13 conventional tankers prior to their sale to Teekay Tankers in June 2012. For the three months ended September 30, 2011, net interest expense excludes a realized loss of $34.4 million related to early termination of an interest rate swap agreement.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the estimated cost and timing of delivery of FPSO and shuttle tanker newbuildings/conversions in progress and the effect on the Company’s future cash flows and profitability; the estimated timing of commencement of new charter contracts upon delivery of FPSO and shuttle tanker newbuildings/conversions in progress; the potential sale of the Voyageur Spirit FPSO from Teekay Parent to Teekay Offshore; the impact on Teekay Parent’s cash flows from its GP and LP ownership interests in Teekay LNG and Teekay Offshore resulting from acquisitions and delivery of assets by Teekay LNG and Teekay Offshore; the estimated timing for the completion of the Company’s takeover of technical management of the MALT LNG Carriers; the expected timing of the commencement of the new charter contract for the Magellan Spirit LNG carrier; expected timing of redeliveries of vessels chartered-in by Teekay Parent; expected timing for commencement of cost savings related to the Company’s ship management joint venture with Anglo-Eastern; the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments; and fundamentals of the offshore and LNG industries and the Company’s ability to complete future growth projects and acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; factors impeding the expected transfer of technical management of the MALT LNG Carriers; factors impeding or preventing the establishment of the Company’s ship management joint venture with Anglo-Eastern; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -